UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 9, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NewLink Genetics Corporation

File No. 333-171300 - CF#26179
_____

NewLink Genetics Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 21, 2010, as amended.

Based on representations by NewLink Genetics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

> Exhibit 10.30 through December 21, 2013
> Exhibit 10.31 through December 21, 2013
> Exhibit 10.32 through December 21, 2013
> Exhibit 10.33 through December 21, 2013
> Exhibit 10.34 through December 21, 2013
> Exhibit 10.35 through December 21, 2020
> Exhibit 10.36 through December 21, 2013
> Exhibit 10.37 through December 21, 2013
> Exhibit 10.38 through May 23, 2012
> Exhibit 10.46 through December 21, 2013
> Exhibit 10.47 through December 21, 2013
> Exhibit 10.48 through December 21, 2013
> Exhibit 10.49 through December 21, 2013
> Exhibit 10.50 through December 21, 2020
> Exhibit 10.66 through December 21, 2013
> Exhibit 10.67 through December 21, 2020
> Exhibit 10.70 through September 24, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Branch Chief